July 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Wave BioPharma, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333- 272404)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission at 5:00 p.m., Eastern Time, on July 13, 2022, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff.

Please call John D. Hogoboom of Lowenstein Sandler LLP at 973-597-2382 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

FIRST WAVE BIOPHARMA, INC.

By:	/s/ James Sapirstein
Name:	James Sapirstein
Title:	Chief Executive Officer